UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2021

Commission File Number 001-34175

ECOPETROL S.A.

(Exact name of registrant as specified in its charter)

N.A.

(Translation of registrant’s name into English)

COLOMBIA

(Jurisdiction of incorporation or organization)

Carrera 13 No. 36 – 24

BOGOTA D.C. – COLOMBIA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes ☐ No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Ecopetrol S.A. hereby designates this report on Form 6-K as being incorporated by reference into its registration statement on Form F-3, as filed with the SEC on May 28, 2021 (File No. 333-256623).

EXPLANATORY NOTE

This report on Form 6-K is being filed solely to amend the information in Item 8 of Part II of the Registration Statement on Form F-3 (File No. 333-256623) (the “Registration Statement”) of Ecopetrol S.A. (“Ecopetrol”) as set forth below to reflect the correct maximum insurance policy coverage amount. Except as described above and as set forth below, this report on Form 6-K does not amend any other information in the Registration Statement.

Item 8 of Part II of Ecopetrol’s Registration Statement is amended and restated in its entirety as follows:

Item 8.	Indemnification of Directors and Officers.

The Company has an insurance policy that covers damages caused to third parties, to the shareholders and to the Company resulting from the responsibility of the Company’s directors and officers that arises from unintentional harm caused while performing their duties. The insurance policy covers up to a maximum of US$74.5 million per event and in the aggregate per year, including legal costs and defense expenses.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ecopetrol S.A.

By:	/s/ Jaime Caballero Uribe
	Name:	Jaime Caballero Uribe
	Title:	Chief Financial Officer

Date: September 07, 2021